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Schedule 13G                                                         Page 1 of 7

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                                 SuperGen, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   868059 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    12/31/00
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /   Rule 13d-1(b)

     / /   Rule 13d-1(c)

     /X/   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                        Page 2 of 7


CUSIP No.   868059 10 6
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Joseph Rubinfeld
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  / /
          (b)  /X/
--------------------------------------------------------------------------------
     3.   SEC Use Only

--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization
          United States of America
--------------------------------------------------------------------------------
Number of          5.    Sole Voting Power  32,500* (beneficial ownership of
Shares                   12,500 shares is disclaimed)
Beneficially       -------------------------------------------------------------
Owned by           6.    Shared Voting Power  1,668,500** (beneficial ownership
Each                     of 35,000 shares is disclaimed)
Reporting          -------------------------------------------------------------
Person With        7.    Sole Dispositive Power  32,500* (beneficial ownership
                         of 12,500 shares is disclaimed)
                   -------------------------------------------------------------
                   8.    Shared Dispositive Power  1,668,500** (beneficial
                         ownership of 35,000 shares is disclaimed)
--------------------------------------------------------------------------------
     9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,667*** (beneficial ownership of 47,500 shares is disclaimed)
--------------------------------------------------------------------------------
     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (11)  8.1%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------


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Schedule 13G                                                         Page 3 of 7


CUSIP No.   868059 10 6
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Loretta Rubinfeld
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  / /
          (b)  /X/
--------------------------------------------------------------------------------
     3.   SEC Use Only

--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization
          United States of America
--------------------------------------------------------------------------------
Number of       5.    Sole Voting Power  1,500**** (beneficial ownership of
Shares                1,500 shares is disclaimed)
Beneficially    ----------------------------------------------------------------
Owned by        6.    Shared Voting Power  1,668,500** (beneficial ownership of
Each                  35,000 shares is disclaimed)
Reporting       ----------------------------------------------------------------
Person With     7.    Sole Dispositive Power  1,500**** (beneficial ownership
                      of 1,500 shares is disclaimed)
                ----------------------------------------------------------------
                8.    Shared Dispositive Power  1,668,500** (beneficial
                      ownership of 35,000 shares is disclaimed)
--------------------------------------------------------------------------------
     9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,687,092***** (beneficial ownership of 36,500 shares is disclaimed)
--------------------------------------------------------------------------------
     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (11)  5.1%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

Schedule 13G                                                         Page 4 of 7


ITEM 1.

     (a)  Name of Issuer: SuperGen, Inc.

     (b) Address of Issuer's Principal Executive Offices: 4140 Dublin Boulevard, Suite 200, Dublin, CA 94568

ITEM 2.

     (a) Name of Person Filing: Joseph Rubinfeld and Loretta Rubinfeld, husband and wife

     (b) Address of Principal Business Office or, if none, Residence: 4140 Dublin Boulevard, Suite 200, Dublin, CA 94568

     (c)  Citizenship: United States of America

     (d)  Title of Class of Securities: Common Stock, $.001 par value

     (e)  CUSIP Number: 868059 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)  / / Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).

     (b)  / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  / / An investment advisor in accordance with Section
              240.13d-1(b)(1)(ii)(E);

     (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

     (g) / / A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount beneficially owned:

         Joseph Rubinfeld: 2,797,667 shares***
         Loretta Rubinfeld: 1,687,092 shares*****

    (b)  Percent of class:

         Joseph Rubinfeld: 8.1%, based on 33,383,723 outstanding shares of Common Stock of the Issuer as of 12/31/00

         Loretta Rubinfeld: 5.1%, based on 33,383,723 outstanding shares of Common Stock of the Issuer as of 12/31/00

Schedule 13G                                                         Page 5 of 7


    (c)  Number of shares as to which the person has:

         (i)   Sole power to vote or to direct the vote

               Joseph Rubinfeld: 32,500 shares*
               Loretta Rubinfeld: 1,500 shares****

         (ii)  Shared power to vote or to direct the vote

               Joseph Rubinfeld: 1,668,500 shares**
               Loretta Rubinfeld: 1,668,500 shares**

         (iii) Sole power to dispose or to direct the disposition of

               Joseph Rubinfeld: 32,500 shares*
               Loretta Rubinfeld: 1,500 shares****

         (iv)  Shared power to dispose or to direct the disposition of

               Joseph Rubinfeld: 1,668,500 shares**
               Loretta Rubinfeld: 1,668,500 shares**

* Beneficial ownership of 12,500 of these shares registered in the name of Joseph Rubinfeld as Custodian under the California Uniform Transfers to Minors Act is disclaimed as set forth on Page 2 of this Schedule. 20,000 shares are registered to Joseph Rubinfeld, individually, and these shares are not included in the aggregate number of shares beneficially owned by Loretta Rubinfeld, his wife, notwithstanding the Community Property laws of the State of California.

** Beneficial ownership of 35,000 of these shares registered in the name of Joseph and Loretta Rubinfeld as Custodians under the California Uniform Transfers to Minors Act is disclaimed as set forth on Pages 2 and 3 of this Schedule.

*** Includes 1,096,667 shares which may be acquired within 60 days of December 31, 2000 upon exercise of stock options by Joseph Rubinfeld.

**** Beneficial ownership of 1,500 of these shares registered in the name of Loretta Rubinfeld as Custodian under the California Uniform Transfers to Minors Act is disclaimed as set forth on Page 3 of this Schedule.

***** Includes 17,092 shares which may be acquired within 60 days of December 31, 2000 upon exercise of stock options by Loretta Rubinfeld.

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE Section 240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Schedule 13G                                                         Page 6 of 7


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

Not applicable.

Schedule 13G                                                         Page 7 of 7


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 13, 2001
                                      ------------------------------------------
                                                        Date

                                      /s/ Joseph Rubinfeld
                                      ------------------------------------------
                                                     Signature
                                      Joseph Rubinfeld, Chief Executive Officer,
                                      President and Chairman of the Board of
                                      SuperGen, Inc.
                                      ------------------------------------------
                                                    Name/Title




                                      February 13, 2001
                                      ------------------------------------------
                                                        Date

                                      /s/ Loretta Rubinfeld
                                      ------------------------------------------
                                                      Signature
                                      Loretta Rubinfeld
                                      ------------------------------------------
                                                     Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)